

February 5, 2009

<u>Via U.S. Mail</u>

Mr. Douglas Hague
President, CEO, and Acting Chief Financial Officer
Clean Coal Technologies, Inc
12518 West Atlantic Boulevard
Coral Springs, FL 33071

> **Re: Clean Coal Technologies, Inc.**
> **Form 10**
> **Filed January 14, 2009**
> **File Number 000-53557**

Dear Mr. Hague:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Cover Page</u>

1.   As you note on page 3, the Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission, and you will become

subject to the reporting requirements of the Exchange Act. Please contact us if you wish to withdraw the filing prior to this time, so that it does not become effective in a deficient form.

2.   You did not check the box indicating that the company is a "smaller reporting company" as defined under Rule 12b-2 of the Exchange Act, nor did you include any language in your filing to support such determination. We note, however, that you provided smaller reporting company scaled disclosure in your filing and that you checked the box indicating your status as a non-accelerated filer. If you determine that the company qualifies as a smaller reporting company, please check the appropriate box and amend your filing to reflect such determination. Please note that a company that qualifies as a smaller reporting company is required to check the appropriate box on its filings. See Release No. 33-8876, Sections III.E.2 and III.F.3.

3.   If the company does not qualify as a smaller reporting company, please amend your filing accordingly to comply with the disclosure requirements of non-accelerated filers filing on Form 10.

Item 1. Business, page 3

Registration Statement, page 3

4.   You state that the company will "make an application to have its common stock traded on the NASD's over-the-counter bulletin board." Please revise this statement and the similar statement under "Market Information" on page 24 to clarify that, in order to be quoted on the OTC Bulletin Board, a market maker must file an application on behalf of a company. A company cannot file such an application on its own. Also, please revise the references to "NASD" to refer instead to "FINRA".

Business Activities and Strategy, page 4

5.   You disclose that you signed a "contract with the Inner Mongolian Autonomous Region" and that you modified your strategy "to one of establishing a Cooperative Joint Venture (CJV)" in conjunction with a "production contract". However, it is unclear from your disclosure if these contracts and the Cooperative Joint Venture are the same as the joint venture agreement, memoranda of understanding, and construction and production plans discussed in the second full paragraph on page 5. Revise your disclosure for clarity and consistency. Please also file these contracts as exhibits, if you have not already done so.

6.   Please update your disclosure to reflect the current status of the initial plant groundbreaking and the feasibility study discussed in the second full paragraph on page 5, and the status of the arrangements discussed in the bulleted paragraphs on page 5.

Include management's assessment of the likelihood of finalizing these items within the timeframes disclosed.

Item 1A. Risk Factors, page 10

General

7.   Many of your risk factors contain language such as "we cannot assure you" and "there can be no assurance". The risk factors must discuss the nature of the specific risk, rather than your ability to provide assurance.   Please remove all such disclosure and revise your risk factors accordingly to address the particular risk rather than your ability to offer assurance.

8.   Please include a risk factor regarding your lack of liquidity and net losses in the last several fiscal years. Quantify your operating expenses for the year ended December 31, 2007, and for the year ended December 31, 2008 or the nine months ended September 30, 2008, as appropriate. Discuss the nature of these expenses. In this regard, we note that the 2007 expenses were comprised primarily of $29,726,000 for share-based compensation of your directors as an incentive to serve on the board and to related parties for services, as well as an additional $8,445,127 in expenses for share-based compensation to your CEO and president. We similarly note that the $93,530,976 in expenses for the nine months ended September 30, 2008 were comprised primarily of $38,566,079 in stock-based compensation to your CEO and president, $37,173,413 in expense for shares granted to McGovern Capital, LLC for business consulting services valued, and $15,128,916 in expense for the grant of warrants to Cappello Capital Corporation for strategic advisory services. In addition, discuss your contractual cash obligations for the next year and next 3 years, which we note to be $1.7 million and $6.7 million, respectively. Quantify the amount of cash you will need to fund your operations for the next 12 months and next 2 years, similar to the discussion found on page 18. Finally, please disclose your total indebtedness and cash position as of a recent date.

9.   Please add risk factor disclosure regarding your extensive use of share-based compensation, and the risk of dilution to your shareholders.

Item 2. Financial Information, page 15

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

10.   You state that, of the $39,082,925 total expenses for the year ended December 31, 2007, "$29,726,000 was recorded as an expense for the share-based compensation of 7,640,000 common shares issued to [y]our directors as an incentive to serve on the board and to related parties for services, as well as an additional $8,445,127 in expense for share-

based compensation to our CEO and president." Please explain in better detail the nature of the share-based compensation. Disclose how you calculated the dollar amount of the compensation and how you determined the number of shares to issue. Provide a breakdown of the number of shares issued to your directors as incentive and the number of shares issued to related parties for services, and disclose the corresponding dollar amounts. Disclose the nature of the services rendered by these related parties and the nature of the relationship of these parties to your company. In this regard, we did not find similar disclosure in Item 7 (Certain Relationships and Related Transactions). Please revise this section accordingly. If you have agreements with these related parties, please file them as exhibits.

11.   Provide similar disclosure as requested in the preceding comment with respect to the $93,530,976 in operating expenses for the nine months ended September 30, 2008. In addition, discuss the nature of the services rendered by McGovern Capital, LLC and Cappello Capital Corporation.

Liquidity and Capital Resources, page 17

12.   You disclose that you have obtained cash for research and development activities and operating expenses through advances and loans from affiliates, stockholders, and related parties. Please disclose the terms of repayment in greater detail. Please also list and file any such loan agreements as exhibits to your filing. See Item 601(b)(10)(iii) of Regulation S-K.

Contractual Obligations and Commitments, page 18

13.   Please update your disclosure to discuss in greater detail the course of action the company will take to meet its funding commitments and continue its operations. See Item 303(a) of Regulation S-K.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 19

14.   Of the number of shares owned by each individual or entity in the table, please state in a footnote to the table the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. If there are none of these arrangements, please state this fact. See Instruction 1 to Item 403 of Regulation S-K.

Item 5. Directors and Executive Officers, page 20

15.   We note particular ambiguities in the following biographical sketches:

- Mr. Hague (gap in employment from his departure from SAIC in 2007 to his employment with the company in January 2008);
- Mr. Jennings ("acted as a private business consultant");
- Mr. Lasner ("has been co-Medical Director and Vice President of the practice"); and
- Mr. Shapiro ("served as Dean . . . since 2004").

Please expand your disclosure to include the specific information required by Item 401(e)(1) of Regulation S-K. Revise your Item 5 disclosure as necessary to provide the month and year for each position held by each director and executive officer during the past five years and the name and principal business of each such employer, and eliminate all gaps and ambiguities in that regard.

16.   In addition, with regard to the biographical sketch provided for Mr. Lasner ("currently a principal and Board member of a . . . licensing company"), please provide the name of such company as required by Item 401(e)(2) of Regulation S-K.

Item 6. Executive Compensation, page 22

17.   We note your disclosure regarding a written employment agreement with Mr. Hague, effective January 1, 2008. We further note your disclosure on page 26 that you entered into an employment agreement with Mr. Hague on November 1, 2007. Please tell us if these are separate agreements, and whether either agreement is the same as that included as Exhibit 10.8 of this filing. Please revise your disclosure for clarity, and include each agreement as an exhibit to your filing.

18.   Please update your discussion and compensation tables to include information for the company's last completed fiscal year ended December 31, 2008 as required by Item 402 of Regulation S-K.

Item 7. Certain Relationships and Related Transactions . . . . , page 23

19.   It does not appear that you have provided sufficient disclosure in response to this Item. As noted in our preceding comments, please provide disclosure with respect to the share-based compensation to your officers, directors and related persons. In addition, please discuss the loans from related parties, as discussed on page 17, and other related party transactions as disclosed in Note 5 to the financial statements for December 31, 2007 and in Note 3 to the financial statements for September 30, 2008. For each related party transaction, disclose how you arrived at the terms of the transaction and who negotiated these terms on behalf of the company.

20.   Please disclose in greater detail the nature of the consulting and business services provided by Larry Hunt and C.J. Douglas to the company and the terms of the related oral consulting agreements.

Item 10. Recent Sales of Unregistered Securities, page 26

21.   Item 701 of Regulation S-K requires disclosure as to all unregistered securities sold within the past three years. Please update the disclosure in the first paragraph under Item 10 accordingly.

22.   Please expand the disclosure in this section to fully describe to whom the shares were issued and, if for services rendered, the nature of the services.

Item 11. Description of Registrant's Securities to be Registered, page 28

Common Stock, page 28

23.   We note your disclosure that all outstanding shares of your common stock "are fully paid and non-assessable . . . ." Please note, however, that this is a legal determination that the company is not qualified to make without the assistance of legal counsel. Accordingly, please identify the name of counsel who is able to opine on this statement, or delete this statement.

Item 13. Financial Statements and Supplementary Data, page 29

General

24.   Please monitor the need to update your financial statements pursuant to Article 3-12 of Regulation S-X. However, if the company is filing as a "smaller reporting company" as defined under Rule 12b-2 of the Exchange Act, please monitor the need to update your financial statements pursuant to Article 8 of Regulation S-X.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Tracey L. McNeil at (202) 551-3392, or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Tracey L. McNeil

       Via Facsimile
       John Thompson
       (801) 606-2855